Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On June 26, 2018, Conagra Brands, Inc. (“Conagra”), Patriot Merger Sub Inc., a wholly owned subsidiary of Conagra (“Merger Sub”), and Pinnacle Foods Inc. (“Pinnacle”) entered into an Agreement and Plan of Merger pursuant to which Merger Sub would be merged with and into Pinnacle (the “merger”), after which Pinnacle will survive the merger as a wholly owned subsidiary of Conagra.

The following unaudited pro forma condensed combined financial information is based on the historical consolidated financial information of Conagra and Pinnacle and has been prepared to reflect the merger and related financing transactions. In connection with the merger, Conagra entered into the $9.0 billion bridge credit facility. The commitments under the bridge credit facility were subsequently reduced by the $1.3 billion new term loan facility entered into on July 11, 2018 with a syndicate of financial institutions. Conagra intends to replace the availability under the bridge credit facility with permanent or alternative financing. Specifically, in connection with the merger, Conagra expects to incur up to $8.3 billion of long-term debt (which includes any funding under the new term loan facility), the proceeds of which would be used to fund the payment of the cash portion of the merger consideration, the repayment of Pinnacle debt, the refinancing of certain Conagra debt, and the payment of related fees and expenses. The permanent financing is also expected to include the net cash proceeds from the issuance of approximately $575 million of equity securities.

The unaudited pro forma condensed combined financial information is provided for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily indicative of operating results that would have been achieved had the merger been completed as of May 29, 2017 and does not intend to project the future financial results of Conagra after the merger. The unaudited pro forma condensed combined balance sheet does not purport to reflect what Conagra’s or Pinnacle’s financial condition would have been had the merger closed on August 26, 2018 or for any future or historical period. The unaudited pro forma condensed combined financial information does not reflect the cost of any integration activities or the benefits from the merger and the synergies that may be derived.

Conagra’s fiscal year ends in May, while Pinnacle’s fiscal year ends in December. The unaudited pro forma condensed combined balance sheet combines the interim unaudited condensed consolidated balance sheet of Conagra as of August 26, 2018 and the interim unaudited condensed consolidated balance sheet of Pinnacle as of July 1, 2018. The full-year unaudited pro forma condensed combined statement of operations for the fiscal year ended May 27, 2018 combines the audited consolidated statement of operations of Conagra for the fiscal year ended May 27, 2018 with the unaudited consolidated statement of operations of Pinnacle for the four quarterly periods ended April 1, 2018. The statement of operations of Pinnacle for the four quarterly periods ended April 1, 2018 was determined by adding Pinnacle’s unaudited consolidated statement of operations for the three months ended April 1, 2018 to Pinnacle’s statement of operations for the fiscal year ended December 31, 2017, and subtracting Pinnacle’s unaudited consolidated statement of operations for the three months ended March 26, 2017. The interim unaudited pro forma condensed consolidated statement of operations for the thirteen weeks ended August 26, 2018 combines the interim unaudited condensed statement of operations of Conagra for the thirteen weeks ended August 26, 2018 and the interim unaudited condensed statement of operations of Pinnacle for the three months ended July 1, 2018.

The unaudited pro forma condensed combined financial information should be read in conjunction with the following information:

•	Notes to the unaudited pro forma condensed combined financial information.

•	Conagra’s Current Report on Form 8-K filed on June 27, 2018, including the exhibits thereto.

•	Audited financial statements of Conagra as of and for the fiscal year ended May 27, 2018, which are included in Conagra’s Annual Report on Form 10-K for the fiscal year ended May 27, 2018.

•	Audited financial statements of Pinnacle as of and for the fiscal year ended December 31, 2017, which are included in Pinnacle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

•

Unaudited financial statements of Conagra as of and for the thirteen weeks ended August 26, 2018 and August 27, 2017, which are included in Conagra’s Quarterly Report on Form 10-Q for the quarterly period ended August 26, 2018.

•

Unaudited financial statements of Pinnacle as of and for the three months ended April 1, 2018 and March 26, 2017, which are included in Pinnacle’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2018.

•

Unaudited financial statements of Pinnacle as of and for the six months ended July 1, 2018 and June 25, 2017, which are included in Pinnacle’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2018.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of August 26, 2018

(in millions)

	Conagra Brands Historical	Pinnacle Historical	Pro Forma Adjustments		Pro Forma
Current assets
Cash and cash equivalents	$75	$80	$264	3(a)	$419
Receivables, less allowance for doubtful accounts	599	265	—		864
Inventories	1,109	508	29	3(d)	1,646
Prepaid expenses and other current assets	225	16	—		241
Current assets held for sale	39	—	—		39

Total current assets	2,047	869	293		3,209

Property, plant and equipment, net	1,636	754	129	3(e)	2,519
Goodwill	4,499	2,175	3,486	2, 3(f)	10,160
Brands, trademarks and other intangibles, net	1,275	2,463	2,224	3(g)	5,962
Other assets	916	174	—		1,090
Noncurrent assets held for sale	112	—	—		112

	$10,485	$6,435	$6,132		$23,052

Current liabilities
Notes payable	$304	$2	$(306	) 3(b)	$—
Current installments of long-term debt	307	54	(353	) 3(b)	8
Accounts payable	984	329	—		1,313
Accrued payroll	94	52	26	3(i)	172
Other accrued liabilities	744	140	(101	) 3(j)	783

Total current liabilities	2,433	577	(734)		2,276

Senior long-term debt, excluding current installments	3,038	2,704	5,634	3(b)	11,376
Subordinated debt	196	—	—		196
Other noncurrent liabilities	1,003	723	528	3(h,i)	2,254

Total liabilities	6,670	4,004	5,428		16,102

Commitments and contingencies
Common stockholders’ equity
Common stock	2,840	1	85	3(k)	2,926
Additional paid-in-capital	1,166	1,457	(578	) 3(k)	2,045
Retained earnings	4,842	1,028	(1,124	) 3(l)	4,746
Accumulated other comprehensive income (loss)	(156)	(24)	110	3(k)	(70)
Less treasury stock, at cost	(4,955)	(32)	2,211	3(k)	(2,776)

Total Conagra Brands, Inc. common stockholders’ equity	3,737	2,430	704		6,871
Noncontrolling interests	78	1	—		79

Total stockholders’ equity	3,815	2,431	704		6,950

	$10,485	$6,435	$6,132		$23,052

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Fiscal Year Ended May 27, 2018

(in millions, except per share data)

	Conagra Brands Historical	Pinnacle Historical (n)	Pro Forma Adjustments		Pro Forma
Net sales	$7,938	$3,157	$—		$11,095
Costs and expenses:
Cost of goods sold	5,587	2,293	(16	) 3(e)	7,864
Selling, general and administrative expense	1,317	411	9	3(g,m)	1,737
Interest expense, net	159	130	244	3(b)	533

Income (loss) from continuing operations before income taxes and equity method investment earnings	875	323	(237)		961
Income tax expense (benefit)	175	(243)	(67	) 3(c)	(135)
Equity method investment earnings	97	—	—		97

Income (loss) from continuing operations	797	566	(170)		1,193
Less: Net income attributable to noncontrolling interests	3	—	—		3

Net Income (loss) from continuing operations attributable to Conagra Brands, Inc.	$794	$566	$(170)		$1,190

Per share amounts:
Basic	$1.97				$2.39
Diluted	$1.95				$2.37
Average shares outstanding:
Basic	403.9		94.6	3(k)	498.5
Diluted	407.4		94.6	3(k)	502.0

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Thirteen Weeks Ended August 26, 2018

(in millions, except per share data)

	Conagra Brands Historical	Pinnacle Historical	Pro Forma Adjustments		Pro Forma
Net sales	$1,834	$742	$—		$2,576
Costs and expenses:
Cost of goods sold	1,319	530	1	3(e)	1,850
Selling, general and administrative expense	257	109	(15	) 3(g,m)	351
Pension and postretirement non-service income	(10)	(1)	—		(11)
Interest expense, net	49	30	56	3(b)	135

Income (loss) from continuing operations before income taxes and equity method investment earnings	219	74	(42)		251
Income tax expense	57	18	(15	) 3(c)	60
Equity method investment earnings	16	—	—		16

Income (loss) from continuing operations	178	56	(27)		207
Less: Net income attributable to noncontrolling interests	—	—	—		—

Net Income (loss) from continuing operations attributable to Conagra Brands, Inc.	$178	$56	$(27)		$207

Per share amounts:
Basic	$0.45				$0.43
Diluted	$0.45				$0.42
Average shares outstanding:
Basic	391.7		94.6	3(k)	486.3
Diluted	394.1		94.6	3(k)	488.7

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The unaudited pro forma condensed combined financial information presented herein is based on the historical consolidated financial information of Conagra and Pinnacle, as previously provided in or derived from filings with the Securities and Exchange Commission (the “SEC”). The unaudited pro forma condensed combined balance sheet as of August 26, 2018 assumes the merger and related financings were completed on that date. The unaudited pro forma condensed combined statement of operations for the year ended May 27, 2018 and the thirteen weeks ended August 26, 2018, assume the merger and related financings were completed on May 29, 2017, the beginning of Conagra’s fiscal year 2018.

Pro forma adjustments reflected in the unaudited pro forma condensed combined balance sheet are based on items that are directly attributable to the merger and related financings and that are factually supportable. Pro forma adjustments reflected in the unaudited pro forma condensed combined statement of operations are based on items directly attributable to the merger and related financings, and that are factually supportable and expected to have a continuing impact on Conagra.

At this time, Conagra has not performed detailed valuation analyses to determine the fair values of Pinnacle’s assets and liabilities; accordingly, the unaudited pro forma condensed combined financial information includes a preliminary allocation of the purchase price based on assumptions and estimates that, while considered reasonable under the circumstances, are subject to changes that may be material. Additionally, Conagra has not yet performed the due diligence necessary to identify all of the adjustments required to conform Pinnacle’s accounting policies to Conagra’s or to identify other items that could significantly impact the purchase price allocation or the assumptions and adjustments made in preparation of this unaudited pro forma condensed combined financial information. Upon completion of detailed valuation analyses, there may be additional increases or decreases to the recorded fair values of Pinnacle’s assets and liabilities, including, but not limited to, brands, trademarks and other intangible assets and assumed debt that will give rise to future amounts of depreciation and amortization expense that are not reflected in the information contained in this unaudited pro forma condensed combined financial information. Accordingly, once the necessary due diligence has been performed, the final purchase price has been determined and the purchase price allocation has been completed, actual results may differ materially from the information presented in this unaudited pro forma condensed combined financial information. Additionally, the unaudited pro forma condensed combined statement of operations does not reflect the cost of any integration activities or benefits from the merger and synergies that may be derived from any integration activities, both of which may have a material effect on the consolidated results of operations in periods following the completion of the merger.

Certain amounts in Pinnacle’s historical financial statements have been reclassified to conform to Conagra’s presentation, primarily consolidating certain liabilities and expenses into the comparable captions.

2. Estimated Merger Consideration and Preliminary Purchase Price Allocation

The estimated merger consideration for the purpose of this unaudited pro forma condensed combined financial information is $7.8 billion. The calculation of estimated merger consideration is as follows (in millions):

Estimated cash paid for outstanding Pinnacle common stock (1)	$5,142
Estimated aggregate value of Conagra common stock issued for outstanding Pinnacle common stock (2)	2,589
Estimated consideration for Pinnacle’s equity awards (3)	65

Total estimated merger consideration	$7,796

(1)

Represents the total assumed cash consideration paid to Pinnacle stockholders of $43.11 per share of Pinnacle common stock. For purposes of preparing this unaudited pro forma combined financial information, Conagra has assumed that funding for the merger comes from a combination of the existing available domestic cash of the combined business as of the closing of the merger, the net proceeds from the issuance of approximately 17.2 million shares of Conagra common stock prior to the closing of the merger, and a portion of the net proceeds of the debt to be issued by Conagra prior to the closing of the merger.

(2)

Represents 0.6494 shares of Conagra common stock for each share of Pinnacle common stock. Based on Pinnacle’s outstanding shares at October 3, 2018, Conagra estimates issuing approximately 77.4 million shares of Conagra common stock to Pinnacle stockholders at the effective time of the merger.

For purposes of this presentation only, the value of each share of Conagra common stock is based on its closing price on the NYSE of $33.43 on October 3, 2018.

(3)

Represents estimated merger consideration payable to holders of Pinnacle’s outstanding equity awards. All outstanding vested Pinnacle stock options, valued at approximately $27 million, will be canceled in exchange for cash consideration at closing. All outstanding unvested Pinnacle equity awards, valued at approximately $100 million, will be converted into Conagra cash-settled stock appreciation rights or cash-settled restricted stock units, otherwise subject to substantially the same terms and conditions and will be liability-classified awards. Approximately $38 million of the fair value of Pinnacle’s unvested equity awards issued is attributable to pre-combination service and is considered as merger consideration. Conagra estimates that approximately $62 million of the unvested equity awards represents post-combination compensation expense to be recognized based on the vesting terms of the replacement awards which will be subject to further change based on changes in the fair value of Conagra common stock through the remaining service period. See footnote 3(a,i) for further information.

The following table sets forth a preliminary allocation of the estimated merger consideration to the estimated fair values of the assets acquired and liabilities assumed as if the merger occurred on August 26, 2018, with the excess recorded to goodwill:

(millions)
Tangible assets acquired:
Inventories	$537
Property, plant and equipment	883
Other current assets	361
Other assets	174

Total tangible assets acquired	1,955
Intangible assets acquired	4,687
Debt and capital lease obligations (including current portion)	(2,792)
Deferred tax liability related to acquired tangible and intangible assets	(1,123)
Other liabilities assumed, excluding debt	(592)

Total assets acquired in excess of liabilities assumed	2,135
Goodwill (1)	5,661

Estimated merger consideration	$7,796

(1)

Goodwill represents the excess of merger consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed. Among the factors that contributed to a purchase price in excess of the fair value of the assets acquired and liabilities assumed were the acquired workforce of experienced personnel and various sources of synergies, which include cost savings in merchandising, marketing, distribution and back office administrative functions.

The final estimated merger consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the Conagra common stock price up to the closing date of the merger. The following table is a sensitivity analysis related to the potential fluctuation in the Conagra common stock price and assesses the impact of a hypothetical change of 10% on the per share price of Conagra common stock (using the closing price of Conagra common stock on the NYSE on October 3, 2018):

(millions, except share price)	Stock Price	Purchase Price	Estimated Goodwill
As presented in the pro forma combined results	$33.43	$7,796	$5,661
10% increase in common stock price	$36.77	$8,055	$5,921
10% decrease in common stock price	$30.09	$7,537	$5,403

3. Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined balance sheet includes adjustments made to historical financial information that were calculated assuming the merger had been completed as of August 26, 2018. Conagra has based the unaudited pro forma adjustments upon available information and certain assumptions that it believes are reasonable under the circumstances. The adjustments reflect Conagra’s preliminary estimates of the purchase price allocation, which may change upon finalization of appraisals and other valuation studies that are in process.

The unaudited pro forma condensed combined statements of operations include adjustments made to historical financial information that were calculated assuming the merger had been completed as of May 29, 2017. The unaudited pro forma condensed combined financial information does not include the impact of potential cost savings or other operating efficiencies that could result from the merger.

The following items resulted in adjustments reflected in the unaudited pro forma condensed combined financial information:

a.	The following table is an estimate of the total sources and uses of cash as a result of the merger and related financing transactions (subsequent to August 26, 2018):

(millions)
Debt financing, net of debt issuance costs and interest rate hedges	$8,339
Estimated proceeds from issuance of Conagra common stock, net of transaction costs	555

Total sources of cash	$8,894

Cash consideration of $43.11 per share of Pinnacle common stock	$5,142
Retirement of Pinnacle debt existing at merger closing (as of July 1, 2018)	2,719
Refinancing of Conagra debt	604
Make-whole redemption premiums on Pinnacle debt repayments	18
Bridge facility fees	14
Cash paid to settle certain Pinnacle equity awards at closing	27
Transaction expenses	106
Cash and cash equivalents available for estimated future payments of commercial paper	264

Total uses of cash	$8,894

b.

Conagra intends to issue long-term debt to fund a portion of the merger, refinance certain Conagra debt and repay commercial paper, repay Pinnacle debt, and pay related fees and expenses. Debt issued and the calculation of pro forma interest expense for the periods presented is as follows:

			Interest Expense
	Effective Interest Rate	Balance Outstanding	Thirteen weeks ended August 26, 2018	Year ended May 27, 2018
(millions, except rate data)
Floating rate notes due 2020	4.08%	$575	$6	$24
Floating rate notes due 2021	3.99%	500	5	20
Senior notes due 2021	3.99%	500	5	20
Term loan due 2021	4.36%	650	7	28
Term loan due 2023	4.45%	650	7	29
Senior notes due 2024	4.22%	1,500	16	63
Senior notes due 2025	4.57%	700	8	32
Senior notes due 2028	4.75%	1,500	18	71
Senior notes due 2038	5.19%	750	10	39
Senior notes due 2048	5.29%	1,000	13	53

		$8,325	$95	$379
Elimination of Pinnacle’s historical interest expense			(29)	(128)
Elimination of Conagra’s historical interest expense related to refinanced debt and amortization of bridge fees			(10)	(7)

Total pro forma adjustment to interest expense			$56	$244

The effective interest rates above include the estimated impact of debt issuance costs and deal-contingent forward starting interest rate swaps (“Interest Rate Swaps”).

The debt issuance costs, consisting of underwriting and professional fees, totaled approximately $45 million, of which $4 million were incurred prior to August 26, 2018. The difference of $41 million was recorded as a reduction to both Senior long-term debt and Cash and cash equivalents. Amortization is reflected in the pro forma statement of operations using the effective interest method.

The Interest Rate Swaps hedge the interest rate risk related to approximately $4.4 billion of the long-term debt expected to be issued in connection with the merger. Gains upon settlement of these Interest Rate Swaps, totaling approximately $55 million (based on the estimated unwind value of the contracts as of October 3, 2018), are deferred within Accumulated other comprehensive income and amortized as a component of net interest expense over the lives of the related debt instrument. Amortization is reflected in the pro forma statement of operations using the effective interest method. An increase of $113 million ($86 million, net of tax) to Accumulated other comprehensive income, a reduction to other accrued liabilities of $58 million, and an increase in Cash and cash equivalents of $55 million, was recorded reflecting the impact of the change in the fair value of the Interest Rate Swaps from August 26, 2018, within the pro forma condensed consolidated balance sheet. Conagra intends to settle the Interest Rate Swaps upon issuance of new long-term debt. The fair value of the Interest Rate Swaps is subject to change and the unwind value on the settlement date may be materially different than the estimate used in the pro forma condensed combined financial statements.

The effective interest rates for new borrowings in the table above reflect management’s current estimates of the interest rates that will be applicable to such borrowings, which are subject to change. A 0.125% increase in the interest rates would increase interest expense on a pro forma basis by approximately $5 million for the year ended May 27, 2018 and approximately $1 million for the thirteen weeks ended August 26, 2018.

In addition to the issuance of the debt noted above, the pro forma condensed combined balance sheet includes an estimated fair value adjustment of debt and capital lease obligations assumed of approximately $32 million, the repayment of Pinnacle debt of $2,737 million, including the make-whole redemption premium of approximately $18 million, as well as the refinancing of Conagra debt of $604 million.

Based on the above, the following adjustments were made to the respective balance sheet accounts:

	Notes Payable	Current installments of long-term debt	Senior long- term debt, excluding current installments
(millions)
Adjustment of Pinnacle debt to estimated fair value	$—	$—	$32
Issuance of debt	—	—	8,325
Repayment of debt	(306)	(353)	(2,682)
Debt issuance costs related to financing	—	—	(41)

Net adjustments	$(306)	$(353)	$5,634

c.

The pro forma adjustment to income tax expense was calculated by applying Conagra’s statutory income tax rate of 30.38% and 24.56% for the year ended May 27, 2018 and the thirteen weeks ended August 26, 2018, respectively, to each pro forma adjustment to Income (loss) from continuing operations before income taxes and equity method investment earnings, except in the case of the pro forma adjustments to depreciation, amortization and interest expense which was done by reversing the tax impact of Pinnacle’s historical depreciation, amortization and interest expense based on its historical statutory income tax rate of 32.33% and 24.16% for the year ended May 27, 2018 and the thirteen weeks ended August 26, 2018, respectively, and adding back the tax impact of the estimated depreciation, amortization and interest expense in purchase accounting using Conagra’s statutory income tax rate of 30.38% and 24.56% for the year ended May 27, 2018 and the thirteen weeks ended August 26, 2018, respectively. Certain transaction costs incurred by Conagra and Pinnacle for the year ended May 27, 2018 and the thirteen weeks ended August 26, 2018 were not deductible for tax purposes. The historical statements of operations of Conagra and Pinnacle for the year ended May 27, 2018, include one-time benefits associated with US Tax Reform that have not been adjusted in the pro forma presentation.

d.	Reflects the adjustment of Pinnacle finished goods inventory to estimated fair value.

e.

Reflects the adjustment of Pinnacle plant assets to estimated fair value and the related decrease to depreciation expense totaling approximately $16 million ($9 million, net of tax) for the year ended May 27, 2018, and an increase of $1 million ($1 million, net of tax) for the thirteen weeks ended August 26, 2018.

f.	The preliminary estimate of goodwill arising from the merger is approximately $5.7 billion. Of the goodwill to be acquired, approximately $254 million is deductible for income tax purposes.

g.

The intangible assets of Pinnacle were increased by $2.2 billion to a total of approximately $4.7 billion, which includes indefinite-lived brand assets with a preliminary estimate of fair value of $4.0 billion and amortizable customer relationships with a preliminary estimate of fair value of approximately $700 million. The intangible asset related to customer relationships was determined to have an estimated useful life of 25 years and will be amortized on a straight-line basis over that period. The adjustment to estimated fair value resulted in incremental amortization expense of approximately $13 million ($9 million, net of tax) and $3 million ($2 million, net of tax) for the year ended May 27, 2018 and the thirteen weeks ended August 26, 2018, respectively.

h.	Deferred tax liabilities were adjusted on a pro forma basis for the following:

(millions)
Increase in fair value of inventory, property, plant and equipment, and identifiable intangible assets	$482
Net adjustment to fair value of Pinnacle equity awards	(3)
Increase in fair value of debt acquired	10
Net adjustment to fair value of Interest Rate Swaps	27

Total adjustments to deferred tax liabilities	$516

i.

Represents the portion of the fair-value-based measure of unvested Pinnacle equity awards attributed to pre-combination service. All outstanding unvested Pinnacle equity awards will be converted into Conagra cash-settled stock appreciation rights or cash-settled restricted stock units, otherwise subject to substantially the same terms and conditions. Approximately $26 million of these awards will vest within one year and are classified within Accrued payroll. The remaining awards, valued at approximately $12 million, are classified within Other noncurrent liabilities.

j.

Other accrued liabilities were adjusted to record the tax effects related to various adjustments and to remove $58 million of unrealized losses on the Interest Rate Swaps recorded as of August 26, 2018 as discussed in footnote 3(b).

The details of the pro forma adjustments made were as follows:

(millions)
Interest Rate Swaps (as of August 26, 2018)	$(58)
Tax effects of:
Repayment of debt	(10)
Bridge facility fees	(4)
Additional transaction costs	(20)
Settlement of certain Pinnacle equity awards at closing	(9)

Net adjustments	$(101)

k.	Reflects the elimination of Pinnacle’s historical common stock, Additional paid-in-capital, Accumulated other comprehensive income (loss), and Treasury stock. Also reflects the following:

•

the issuance of 77.4 million shares of its common stock from treasury to Pinnacle shareholders as part of the overall merger consideration. The estimated aggregate value of $2.59 billion is based on the Conagra common stock closing price on the NYSE of $33.43 per share on October 3, 2018,

•

the issuance of approximately 17.2 million shares of new Conagra common stock resulting in estimated net proceeds of approximately $555 million after transaction costs. The estimates are based on a Conagra common stock NYSE closing price of $33.43 per share on October 3, 2018, and

•	the estimated impact of the Interest Rate Swaps, as discussed in footnote 3(b).

Based on the above, the following adjustments were made to the respective balance sheet accounts:

	Common stock	Additional paid-in-capital	Accumulated other comprehensive income (loss)	Treasury stock, at cost
(millions)
Elimination of Pinnacle’s historical accounts	$(1)	$(1,457)	$24	$32
Issuance of common stock to Pinnacle shareholders	—	410	—	2,179
Issuance of new common stock	86	469	—	—
Interest Rate Swaps, net of tax	—	—	86	—

Net adjustments	$85	$(578)	$110	$2,211

l.

Reflects the elimination of Pinnacle’s historical Retained earnings and the payment of the remaining portion of estimated total bridge facility fees and transaction costs. The detail of the pro forma adjustments made were as follows:

(millions)
Elimination of Pinnacle’s historical account	$(1,028)
Bridge facility fees, net of tax(1)	(10)
Transaction costs, net of tax(2)	(86)

Net adjustments	$(1,124)

(1)

Reflects the portion of fees to be paid related to a bridge facility to fund the merger and related costs that had not been incurred as of August 26, 2018. Total bridge facility fees are approximately $46 million ($35 million, net of tax). Of this amount, $32 million ($25 million, net of tax) was incurred prior to August 26, 2018, and was deferred within Prepaid and other current assets, to be amortized within interest expense over the commitment period. Amortization of $6 million was eliminated from interest expense in the pro forma results of operations for the thirteen weeks ended August 26, 2018.

Conagra intends to fund the merger through the issuance of new long-term debt and cash proceeds from the issuance of equity securities and/or divestitures in lieu of borrowing under the bridge facility.

(2)

Reflects the portion of transaction costs (including legal, consulting, regulatory, filing, and other fees directly related to the merger) that had not been incurred as of August 26, 2018. Total transaction costs are approximately $128 million ($108, net of tax), of which $4 million and $18 million had been incurred as of May 27, 2018 and August 26, 2018, respectively.

m.

Conagra and Pinnacle incurred transaction costs of approximately $4 million and $18 million during the year ended May 27, 2018 and the thirteen weeks ended August 26, 2018, respectively, in connection with the merger. These costs have been eliminated from the pro forma results of operations, as they do not represent ongoing cost of the combined business.

n.	The development of Pinnacle historical financial statements to conform with Conagra’s fiscal year is presented in the following table.

	Pinnacle Historical
	Year ended December 31, 2017	Three month period ended March 26, 2017	Three month period ended April 1, 2018	Year ended April 1, 2018
(millions)	(A)	(B)	(C)	(A-B+C)
Net sales	$3,144	$766	$779	$3,157
Costs and expenses:
Cost of goods sold	2,276	555	572	2,293
Selling, general and administrative expense	420	100	91	411
Interest expense, net	169	81	42	130
Income from continuing operations before income taxes and equity method investment earnings	279	30	74	323
Income tax expense (benefit)	(253)	7	17	(243)

Net income	$532	$23	$57	$566

Unaudited Pro Forma Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

Year ended May 27, 2018
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$961
Add (deduct):
Fixed charges	570
Distributed income of equity method investees	62
Capitalized interest	(3)

Earnings available for fixed charges (a)	$1,590

Fixed charges:
Interest expense	$537
Capitalized interest	3
One third of rental expense (1)	30

Total fixed charges (b)	$570

Ratio of earnings to fixed charges (a/b)	2.8

Thirteen weeks ended August 26, 2018
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$251
Add (deduct):
Fixed charges	144
Distributed income of equity method investees	13
Capitalized interest	(1)
Earnings available for fixed charges (a)	$407

Fixed charges:
Interest expense	$136
Capitalized interest	1
One third of rental expense (1)	7
Total fixed charges (b)	$144

Ratio of earnings to fixed charges (a/b)	2.8

(1)	Considered to be representative of interest factor in rental expense.